Exhibit 99.2

Interim Financial Statements of
(Unaudited)

Acasti pharma inc.

Three-month periods ended June 30, 2017 and May 31, 2016

Acasti pharma inc.

Interim Financial Statements

(Unaudited)

Three-month periods ended June 30, 2017 and May 31, 2016

Financial Statements

Interim Statements of Financial Position	1
Interim Statements of Earnings and Comprehensive Loss	2
Interim Statements of Changes in Equity	3
Interim Statements of Cash Flows	4
Notes to Interim Financial Statements	5

Acasti Pharma inc.

Interim Statements of Financial Position

(Unaudited)

As at June 30, 2017 and March 31, 2017

	Notes	June 30, 2017	March 31, 2017
(thousands of Canadian dollars)		$	$

Assets

Current assets:
Cash and cash equivalents		7,567	9,772
Receivables		110	206
Prepaid expenses		306	303
		7,983	10,281

Equipment		2,736	2,787
Intangible assets		11,808	12,388

Total assets		22,527	25,456

Liabilities and Equity

Current liabilities:
Trade and other payables		1,940	2,126
Payable to parent corporation		76	12
		2,016	2,138
Derivative warrant liabilities	5	75	209
Unsecured convertible debentures	7	1,458	1,406
Total liabilities		3,549	3,753

Equity:
Share capital		66,593	66,576
Other equity		309	309
Contributed surplus		5,729	5,693
Deficit		(53,653)	(50,875)
Total equity		18,978	21,703

Commitments and contingencies	10

Total liabilities and equity		22,527	25,456

See accompanying notes to unaudited interim financial statements.

Acasti pharma INC.

Interim Statements of Earnings and Comprehensive Loss

(Unaudited)

Three-month periods ended June 30, 2017 and May 31, 2016

	Notes	June 30, 2017	May 31, 2016
(thousands of Canadian dollars, except per share data)		$	$

Research and development expenses, net of government assistance of $21 (2016 – $59)		(1,982)	(2,393)
General and administrative expenses		(817)	(566)
Loss from operating activities		(2,799)	(2,959)

Financial expenses	7	(113)	(228)
Change in fair value of warrant liabilities	5	134	33
Net financial income (expenses)		21	(195)

Net loss and total comprehensive loss		(2,778)	(3,154)

Basic and diluted loss per share		(0.19)	(0.29)

Weighted average number of shares outstanding		14,711,322	10,712,038

See accompanying notes to unaudited interim financial statements

Acasti pharma INC.

Interim Statements of Changes in Equity

(Unaudited)

Three-month periods ended June 30, 2017 and May 31, 2016

		Share capital		Other	Contributed
	Notes	Number	Dollar	equity	surplus	Deficit	Total
(thousands of Canadian dollars)			$	$	$	$	$

Balance, March 31, 2017		14,702,556	66,576	309	5,693	(50,875)	21,703

Net loss and total comprehensive
loss for the period		—	—	—	—	(2,778)	(2,778)
		14,702,556	66,576	309	5,693	(53,653)	18,925
Transactions with owners,
recorded directly in equity
Contributions by and
distributions to equity holders
Share-based payment
transactions	8	—	—	—	36	—	36
Issuance of shares for payment of
interest on convertible debentures	6(a)	9,496	17	—	—	—	17
Total contributions by and distributions to equity holders		9,496	17	—	36	—	53
Balance at June 30, 2017		14,712,052	66,593	309	5,729	(53,653)	18,978

		Share capital		Other	Contributed
	Notes	Number	Dollar	equity	surplus	Deficit	Total
(thousands of Canadian dollars)			$	$	$	$	$

Balance, February 29, 2016		10,712,038	61,973	—	4,875	(39,628)	27,220

Net loss and total comprehensive
loss for the period		—	—	—	—	(3,154)	(3,154)
		10,712,038	61,973	—	4,875	(42,782)	24,066
Transactions with owners,
recorded directly in equity
Contributions by and
distributions to equity holders
Share-based payment
transactions	8	—	—	—	64	—	64
Total contributions by and distributions to equity holders		—	—	—	64	—	64
Balance at May 31, 2016		10,712,038	61,973	—	4,939	(42,782)	24,130

See accompanying notes to unaudited interim financial statements.

acasti pharma INC.

Interim Statements of Cash Flows

(Unaudited)

Three-month periods ended June 30, 2017 and May 31, 2016

	Notes	June 30, 2017	May 31, 2016
(thousands of Canadian dollars)		$	$

Cash flows used in operating activities:
Net loss for the period		(2,778)	(3,154)
Adjustments:
Amortization of intangible assets		580	581
Depreciation of equipment		87	28
Stock-based compensation	8	36	65
Net financial expenses (income)	7	(21)	195
Realized foreign exchange gain (loss)		19	26
		(2,077)	(2,259)
Changes in non-cash operating items	9	431	187
Net cash used in operating activities		(1,646)	(2,072)

Cash flows from (used in) investing activities:
Interest received		16	12
Acquisition of equipment	9	(97)	(512)
Acquisition of short-term investments		—	(8,362)
Maturity of short-term investments		—	9,378
Net cash from (used in) investing activities		(81)	516

Cash flows used in financing activities:
Payment of public offering transaction costs		(381)	—
Payment of private placement transaction costs		(40)	—
Interest paid		—	(13)
Net cash used in financing activities		(421)	(13)
Foreign exchange loss on cash and cash equivalents held in foreign currencies		(57)	(67)
Net decrease in cash and cash equivalents		(2,205)	(1,636)

Cash and cash equivalents, beginning of period		9,772	3,027
Cash and cash equivalents, end of period		7,567	1,391

Cash and cash equivalents is comprised of:
Cash		5,163	1,391
Cash equivalents		2,404	—

See accompanying notes to unaudited interim financial statements.

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended June 30, 2017 and May 31, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

1.	Reporting entity

Acasti Pharma Inc. (Acasti or the Corporation) is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec, H7T 0A3. Neptune Technologies and Bioressources Inc. (Neptune or the parent) currently owns approximately 34% of the issued and outstanding Class A shares (Common Shares) of the Corporation. The Corporation, Neptune and Biodroga Nutraceuticals Inc., a subsidiary of Neptune, are collectively referred to as the “Group”.

Pursuant to a license agreement entered into with Neptune in August 2008, as amended, Acasti has been granted an exclusive worldwide license to use Neptune’s intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions. Neptune’s intellectual property is related to the extraction of ingredients from marine biomasses, such as krill. The eventual products are aimed at applications in the prescription drug, over-the-counter medicine and medical foods markets. In December 2012, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties payable under the license which was exercised in fiscal 2014. As a result of the royalty prepayment, Acasti is no longer required to pay any royalties to Neptune under the License Agreement during its term for the use of the intellectual property under license. The license allows Acasti to exploit the intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the prescription drugs and the medical food markets. On August 8, 2017, Neptune announced the sale of its krill oil inventory and intellectual property to Aker BioMarine Antarctic AS. Acasti is assessing in more detail what impact, if any, this transaction may have on its future activities.

The Corporation is subject to a number of risks associated with the conduct of its clinical program and its results, the establishment of strategic alliances and the successful development of new pharmaceutical products and their marketing. The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through the public offering and private placement of Common Shares and convertible debt, the proceeds from research grants and research tax credits, and the exercises of warrants, rights and options. To achieve the objectives of its business plan, Acasti plans to raise the necessary funds through additional securities offerings and the establishment of strategic alliances as well as additional research grants and research tax credits. The Corporation anticipates that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent regulatory organizations in other countries before their sale can be authorized. The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

2.	Basis of preparation

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited annual financial statements. These interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting. Certain information, in particular the accompanying notes, normally included in the annual financial statements prepared in accordance with IFRS has been omitted or condensed. Accordingly, the condensed interim financial statements do not include all of the information required for full annual financial statements, and therefore, should be read in conjunction with the audited financial statements and the notes thereto for the year ended March 31, 2017.

Beginning in fiscal 2017, the Corporation’s fiscal year end is on March 31. As a result, the above financial statements and corresponding notes to financial statements include two different three-month periods: the three-month period ended June 30, 2017 and the three-month period ended May 31, 2016. Financial information for the three-month period ended June 30, 2016 has not been included in these financial statements for the following reasons: (i) the three-month period ended May 31, 2016 provides a meaningful comparison for the three-month period ended June 30, 2017; (ii) there are no significant factors, seasonal or otherwise, that would impact the comparability of information if the results for the three-month period ended June 30, 2016 were presented in lieu of results for the three-month period May 31, 2016; and (iii) it was not practicable or cost justified to prepare this information.

The financial statements were authorized for issue by the Board of Directors on August 14, 2017.

(b)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for:

•	Stock-based compensation which is measured pursuant to IFRS 2, Share-based payments (note 8); and,

•	Derivative warrant liabilities measured at fair value on a recurring basis (note 5).

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended June 30, 2017 and May 31, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

2.	Basis of preparation (continued):

(c)	Going concern uncertainty:

The Corporation has incurred operating losses and negative cash flows from operations since inception. The Corporation’s current assets of $8.0 million as at June 30, 2017 include cash and cash equivalents totalling $7.6 million, mainly generated by the net proceeds from the Public Offering and Private Placement completed on February 21, 2017 as well as the public offering completed on December 3, 2013 and private offering completed on February 7, 2014 (the Previous Offerings). The Corporation’s liabilities total $3.5 million at June 30, 2017 and are comprised primarily of $2.0 million in amounts due to or accrued for creditors and $1.5 million for unsecured convertible debentures. The Corporation’s current assets as at this date are projected to be significantly less than needed to support the current liabilities as at that date when combined with the projected level of expenses for the next twelve months, including not only the preparation for, but the planned initiation of the Phase 3 clinical study program for its drug candidate, CaPre. Additional funds will also be needed for the expected expenses for the total CaPre Phase 3 research and development phase beyond the next twelve months. The Corporation is working towards development of strategic partner relationships and plans to raise additional funds in the future, but there can be no assurance as to when or whether Acasti will complete any financing or strategic collaborations. In particular, raising financing is subject to market conditions and is not within the Corporation’s control. Additionally, although the Corporation intends to continue to rely on the support of Neptune for a portion of its general and administrative needs, the continuance of this support is outside of the Corporation’s control. If the Corporation does not raise additional funds, find one or more strategic partners or does not receive the continued support from its parent, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. The Corporation currently has no other arranged sources of financing.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that may be necessary if the going concern basis was not appropriate for these financial statements. If the Corporation was unable to continue as a going concern, material write-downs to the carrying values of the Corporation’s assets, including the intangible asset, could be required.

(d)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(e)	Use of estimates and judgments:

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	Identification of triggering events indicating that the intangible assets might be impaired.

•	The use of the going concern basis of preparation of the financial statements. At the end of each reporting period, management assesses the basis of preparation of the financial statements (Note 2(c)).

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended June 30, 2017 and May 31, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

2.	Basis of preparation (continued):

(e)	Use of estimates and judgments (continued):

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Determination of the recoverable amount of the Corporation’s cash generating unit (“CGU”).

•	Measurement of derivative warrant liabilities (note 5) and share-based payments (note 8).

Also, management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these interim financial statements are the same as those applied by the Corporation in its financial statements for the year ended March 31, 2017.

New standards and interpretations not yet adopted:

(i)	Financial instruments:

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets and liabilities, impairment and hedge accounting, replacing IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Corporation intends to adopt IFRS 9 in its financial statements for the annual period beginning on April 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 9, and does not intend to early adopt IFRS 9 in its financial statements.

(ii)	Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. Earlier application is permitted. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Corporation intends to adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on April 1, 2018. The Corporation has not yet assessed the impact of adoption of the amendments of IFRS 2, and does not intend to early adopt these amendments in its financial statements.

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended June 30, 2017 and May 31, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

4.	Related parties:

(a)	Administrative and research and development expenses:

During the three-month periods ended June 30, 2017 and May 31, 2016, the Corporation was charged by Neptune for the purchase of research supplies, for certain costs incurred by Neptune for the benefit of the Corporation and for a shared service agreement as follows:

	June 30, 2017	May 31, 2016
	$	$

Research and development expenses	18	—
General and administrative expenses	103	126
	121	126

The Corporation purchased from the parent company research and development supplies of which $45 as at June 30, 2017 is recorded in prepaid expenses and will be expensed as used.

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Group are charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items. In the three-month period ended June 30, 2017, the Company recognized an expense of $53 in general and administrative expenses and $6 in research and development expenses relative to the supplies and incremental costs, respectively (three-month period ended May 31, 2016 - $51 and nil, respectively).

In addition, Neptune provides Acasti with the services of personnel for its administrative, legal and laboratory work as part of a shared service agreement. The employees’ salaries and benefits are charged proportionally to the time allocation agreed upon. In the three-month period ended June 30, 2017, the Company recognized an expense of $50 in general and administrative expenses and $12 in research and development expenses relative to the shared service agreement (three-month period ended May 31, 2016 - $75 and nil, respectively).

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune.

(b)	Interest revenue:

On January 7, 2016 Neptune announced the acquisition of Biodroga Nutraceuticals Inc. As part of this transaction, the Corporation pledged an amount of $2 million (“Committed Funds”) to partly guarantee the financing for the said transaction (“Pledge Agreement”). Neptune had agreed to pay Acasti an annual fee on the Committed Funds outstanding at an annual rate of 9% during the first six months and 11% for the remaining term of the Pledge Agreement. On September 20, 2016, Neptune fully released the pledged amount. The Corporation recognized interest revenue related to this arrangement in the amount of nil for the three-month period ended June 30, 2017 and $45 for the three- month period ended May 31, 2016.

(c)	Payable to parent corporation:

Payable to parent corporation, primarily for general and administrative shared services, has no specified maturity date for payment or reimbursement and does not bear interest.

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended June 30, 2017 and May 31, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

4.	Related parties (continued):

(d)	Key management personnel compensation:

The key management personnel are the officers of the Corporation, the members of the Board of Directors of the Corporation and of the parent company. They control in the aggregate less than 2% of the voting shares of the Corporation (1% at May 31, 2016).

Key management personnel compensation includes the following for the three-month periods ended June 30, 2017 and May 31, 2016:

	June 30, 2017	May 31, 2016
	$	$

Short-term salaries and benefits	360	271
Share-based compensation costs	22	46
	382	317

5.	Derivative warrant liabilities:

Warrants issued as part of a public offering of units composed of class A share (Common Share) and Common Share purchase warrants in 2014 are derivative liabilities (“Derivative warrant liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.

The derivative warrant liabilities are measured at fair value and the reconciliation of changes in fair value for the three-month periods ended June 30, 2017 and May 31, 2016 is presented in the following table:

	June 30, 2017	May 31, 2016
	$	$

Balance – beginning of period	209	156
Change in fair value of derivative warrant liabilities	(134)	(33)
Balance – end of period	75	123

The fair value of the derivative warrant liabilities was estimated using the Black-Scholes option pricing model and based on the following assumptions:

	June 30, 2017	March 31, 2017

Exercise price	US $1.50	US $1.50
Share price(1)	US $1.32	US $1.36
Dividend	—	—
Risk-free interest	1.28%	1.22%
Estimated life	1.43 years	1.68 years
Expected volatility	99.46%	108.35%

(1) In order to obtain one Common Share, 10 warrants must be exercised.

The fair value of the warrants issued was determined to be $0.04 per share issuable as at June 30, 2017 (0.11 per share issuable as at March 31, 2017).

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended June 30, 2017 and May 31, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

6.	Capital and other components of equity

(a)	Issuance of shares:

On April 7, 2017, 9,496 shares were issued for the payment of accrued interest as at March 31, 2017 on the unsecured convertible debentures. An amount of $17 was recorded in share capital.

(b)	Warrants:

The warrants of the Corporation are composed of the following as at June 30, 2017 and March 31, 2017:

		June 30, 2017		March 31, 2017
	Number outstanding	Amount	Number outstanding	Amount
		$		$
Liability
Series 8 Public offering
Warrants 2014 (i)	18,400,000	75	18,400,000	209
	18,400,000	75	18,400,000	209
Equity
Public offering warrants
Public offering warrants 2017 (ii)	1,965,259	—	1,965,259	—
Series 2017-BW Broker warrants (iii)	234,992	144	234,992	144
Private Placement – contingent warrants
2017 Unsecured convertible debenture conversion option and contingent warrants (iv)	1,052,630	309	1,052,630	309
Series 9 Private Placement warrants 2014 (v)	161,654	—	161,654	—
	3,414,535	453	3,414,535	453

(i)	In order to obtain one Common Share of the Corporation at an exercise price of US$15.00, 10 warrants must be exercised. Warrants expire on December 3, 2018.
(ii)	Warrant to acquire one Common Share of the Corporation at an exercise price of $2.15, expiring on February 21, 2022.
(iii)	Warrant to acquire one Common Share of the Corporation at an exercise price of $2.15 expiring on February 21, 2018.
(iv)	Warrant to acquire one Common Share of the Corporation at an exercise price of $1.90 expiring on February 21, 2020, net of deferred tax expense of $129.
(v)	Warrant to acquire one Common Share of the Corporation at an exercise price of $13.30, expiring on December 3, 2018.

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended June 30, 2017 and May 31, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

7.	Financial (expenses) income:

	June 30, 2017	May 31, 2016
	$	$

Financial income - Interest	16	59

Foreign exchange loss	(36)	(274)
Interest payable on convertible debenture	(39)	—
Accretion of interest on convertible debenture	(52)	—
Other charges	(2)	(13)
Financial expenses	(129)	(287)

Net financial expenses	(113)	(228)

8.	Share-based payment:

At June 30, 2017 the Corporation has the following share-based payment arrangements:

Corporation stock option plan:

The Corporation has in place a stock option plan for directors, officers, employees and consultants of the Corporation (Stock Option Plan). The plan provides for the granting of options to purchase Class A shares (Common Shares). The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the TSXV at the close of markets the day preceding the grant. Under this plan, the maximum number of Class A shares (Common Shares) that may be issued upon exercise of options granted under the plan is 2,142,407, representing 20% of the number of Class A shares (Common Shares) issued and outstanding as at February 29, 2016. The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights not shorter than on a quarterly basis. The total number of shares issued to any one consultant cannot exceed 2% of the Corporation’s total issued and outstanding shares. The Corporation is not authorized to grant such number of options under the stock option plan that could result in a number of Class A shares (Common Shares) issuable pursuant to options granted to (a) related persons exceeding 10% of the Corporation’s issued and outstanding Class A shares (Common Shares) (on a non-diluted basis) on the date an option is granted, or (b) any one eligible person in a twelve month period exceeding 5% of the Corporation’s issued and outstanding Class A shares (Common Shares) (on a non-diluted basis) on the date an option is granted.

On June 8, 2017, subject to shareholder approval at the next annual and special meeting of shareholders, the Board of Directors approved amendments to the Stock Option Plan to approve an aggregate fixed number of Common Shares that may be issued upon the exercise of all options granted under the plan at 20% of the issued and outstanding Common Shares as at March 31, 2017, representing 2,940,511 Common Shares as at March 31, 2017, which include the 2,142,407 Common Shares reserved for outstanding options under the Stock Option Plan as at the Record Date and an additional reserve of 798,104 Common Shares for issuance of additional grants.

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended June 30, 2017 and May 31, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

8.	Share-based payment (continued):

Corporation stock option plan (continued):

The following table summarizes information about activities within the stock option plan:

	June 30, 2017		May 31, 2016
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	$		$

Outstanding at beginning of period	2.58	1,424,788	13.52	454,151
Granted	1.77	1,021,500	1.72	835,400
Forfeited	4.07	(18,600)	13.25	(82,500)
Expired	21.00	(50,500)	22.26	(10,500)
Outstanding at end of period	1.83	2,377,188	5.22	1,196,551

Exercisable at end of period	2.25	337,167	15.47	286,813

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the three-month periods ended:

	June 30, 2017	May 31, 2016

Exercise price	$1.77	$1.72
Share price	$1.77	$1.72
Dividend	–	–
Risk-free interest	1.17%	0.70%
Estimated life	5.90 years	4.38 years
Expected volatility	82.48%	75.52%

The weighted average fair value of the options granted to employees and directors during the three-month period ended June 30, 2017 was $1.23 (2016 - $0.99) and no options were granted to consultants. For the three-month period ended June 30, 2017, the Corporation recognized stock-based compensation under this plan in the amount of $36 (2016 - $65).

Share-based payment transactions and broker warrants:

The fair value of share-based payment transaction is measured using the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour unless no entity-specific information exists in which case the average of the vesting and contractual periods is used), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended June 30, 2017 and May 31, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

9.	Supplemental cash flow disclosure:

(a)	Changes in non-cash operating items:

	June 30, 2017	May 31, 2016
	$	$

Receivables	96	175
Prepaid expenses	(3)	(370)
Trade and other payables	274	355
Receivable from/payable to parent corporation	64	27
	431	187

(b)	Non-cash transactions:

	June 30, 2017	May 31, 2016
	$	$

Equipment included in trade and other payables	227	10
Interest payable included in trade and other payables	39	—
Convertible interest payable paid in shares	17	—
Interest receivable included in payable to parent corporation	—	45

10.	Commitments and contingencies:

Research and development agreements:

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research and development projects and to produce certain tools and equipment. The Corporation has reserved certain rights relating to these projects.

The Corporation initiated research and development projects that are planned to be conducted over the next 12-month period for a total cost of $4,845 of which an amount of $1,005 has been paid to date. As at June 30, 2017, an amount of $666 is included in ''Trade and other payables'' in relation to these projects.

The Corporation has also entered into a contract to purchase production equipment for a total cost of $1,045 to be used in the manufacturing of the clinical and future commercial supply of CaPre®, of which an amount of $800 has been paid to date. As at June 30, 2017, an amount of $227 is included in ''Trade and other payables'' related to this equipment.

Contingencies:

A former CEO of the Corporation is claiming the payment of approximately $8.5 million and the issuance of equity instruments from the Group. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from the former officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

The Corporation is also involved in other matters arising in the ordinary course of its business. Since management believes that all related claims are not valid and it is presently not possible to determine the outcome of these matters, no provisions have been made in the financial statements for their ultimate resolution beyond the amounts incurred and recorded for such matters. The resolution of such matters could have an effect on the Corporation’s financial statements in the year that a determination is made, however, in management’s opinion, the final resolution of all such matters is not projected to have a material adverse effect on the Corporation’s financial position.

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended June 30, 2017 and May 31, 2016

(thousands of Canadian dollars, except where noted and for share and per share amounts)

11.	Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The fair value of the liability component of the convertible debenture is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of this liability at June 30, 2017 approximates the carrying amount and was measured using level 3 inputs.

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 inputs (note 5).

As at June 30, 2017, the effect of an increase or a decrease of 5% of the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $26 or a gain of $22, respectively.